UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Full Circle Capital Corporation

_______________________________________________________________

(Name of Issuer)

Common Stock

_______________________________________________________________

(Title of Class of Securities)

359671104

______________________________________________________________

(CUSIP Number)

December 31, 2012

______________________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

CUSIP No. 359671104	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Solid Rock Management Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0
12.	TYPE OF REPORTING PERSON* OO

CUSIP No. 359671104	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Full Circle Capital Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

800 Westchester Avenue, Suite S-620
Rye Brook, NY 10573

Item 2(b).	Name of Person Filing:

(a) Solid Rock Management Limited

Item 2(b).	Address of Principal Business Office:

(a) Nerine Chambers, Road Town, Tortola, British Virgin Islands

Item 2(c).	Citizenship:

(a) British Virgin Islands

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

359671104

CUSIP No. 359671104	13G	Page 4 of 6 Pages

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

As of the date of this filing, Solid Rock Management Limited (“Solid Rock”) may be deemed to be the beneficial owner of 0 shares of the common stock, par value $0.01 per share (the “Common Stock”), of Full Circle Capital Corporation (“Full Circle”). Solid Rock has sole power to vote and dispose of approximately 0 shares of Common Stock, and shared power to vote and dispose of approximately 0 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X ].

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

CUSIP No. 359671104	13G	Page 5 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

[Remainder of Page Intentionally Left Blank]

CUSIP No. 359671104	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2013

Solid Rock Management Limited

By:  /s/ Kevin McAuliffe

Name: Kevin McAuliffe

Title: Director